As filed with the Securities and Exchange Commission on May 26, 2022 Form PX14A6G Kroger Co Filed by: Domini Impact Investments LLC NOTICE OF EXEMPT SOLICITATION (Voluntary Submission) NAME OF REGISTRANT: Kroger Co NAME OF PERSON RELYING ON EXEMPTION: Domini Impact Investments LLC ADDRESS OF PERSON RELYING ON EXEMPTION: 180 Maiden Lane, Suite 1302, New York, NY 10038 Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Domini Impact Investments LLC is not able to vote your proxies, nor does this communication contemplate such an event. Domini Impact Investments urges shareholders to vote for Item 6 following the instruction provided on the management’s proxy mailing.

VOTE YES FOR A REPORT ON THE PROTECTION OF FARMWORKERS IN KROGER’S NORTH AMERICAN SUPPLY CHAIN Item 6 on June 23

1 The Human Rights Crisis in North American Agriculture— Including Extensive Modern-Day Slavery—Is A Risk For Kroger That Has Increased Due to COVID-19 2 Kroger’s Existing Disclosures and Recent Human Rights Statements Are Inadequate to Evaluate the Effectiveness of Its Current Mechanisms for Managing These Material Human Rights Risks 3 Kroger’s Opposition Recognizes “the Success of the Fair Food Program” and Its “Best Practices for Respecting Human Rights,” but Kroger Lags Major Peers by Not Supporting this Groundbreaking Initiative—and Investors Need Information to Assess that Gap VOTE YES BECAUSE

THE HUMAN RIGHTS CRISIS IN NORTH AMERICAN AGRICULTURE—INCLUDING EXTENSIVE MODERN-DAY SLAVERY—IS A RISK FOR KROGER THAT HAS INCREASED DUE TO COVID-19 COVID-19 has disproportionately harmed farmworkers and exacerbated existing human rights risks in agriculture Data shows that during COVID-19, the prevalence of modern-day slavery in agriculture has increased Other longtime human rights risks in agriculture include sexual assault and unsafe working conditions—in particular heat exhaustion due to climate change, which is worsening Center for Infectious Disease Research and Policy, “Study: Farmworkers at 4 times risk of COVID-19,” https://www.cidrap.umn.edu/news-perspective/2021/09/study-farmworkers-4-times-risk-covid-19 Polaris Project, “Labor Exploitation and Trafficking of Agricultural Workers During the Pandemic,” https://polarisproject.org/wpcontent/uploads/2021/06/Polaris_Labor_Exploitation_and_Trafficking_of_Agricultural_Workers_During_the_Pandemic.pdf. Ariel Ramchandani, ”There’s a Sexual Harassment Epidemic on America’s Farms,” The Atlantic, https://www.theatlantic.com/business/archive/2018/01/agricultire-sexual-harassment/550109 Daniela Sirtori-Cortina and Elizabeth Elkin, “Overheated, Underprotected: Climate Change is Killing U.S. Farmworkers,” Bloomberg, https://www.bloomberg.com/news/articles/2021-08-12/farmworkers-overheat-on-frontlines-of-climate-change

U.S. LAW ENFORCEMENT AGENCIES HAVE UNCOVERED EXTENSIVE FORCED LABOR IN NORTH AMERICAN AGRICULTURE IN THE PAST YEAR, POSING **RISKS TO KROGER**

October 2021

Customs and Border Protection (CBP) issues Withhold Release Order (WRO) on two Mexican tomato farms due to indications of forced labor*

November 2021

United States Departments of Justice (DOJ) and Labor (DOL) announce forced labor RICO conspiracy involving more than 71,000 farmworkers in Southeast USA

January 2022

DOJ and DOL announce new multi-count forced labor indictment involving farmworkers in South Carolina

April 2022

DOJ announces guilty plea in yet another forced labor RICO conspiracy involving farmworkers in Southeast USA

According to LA Times, produce from farms involved in CBP WRO were imported by Mastronardi Produce,* ***a reported Kroger supplier.* *When asked if those farms supplied Kroger, the company responded, "Not to our knowledge."*

U.S. CBP, "CBP Issues Withhold Release Order on Tomatoes Produced by Farm in Mexico," https://www.cbp.gov/newsroom/national-media-release/cbp-issues-withhold-release-order-tomatoes-produced-farm-mexico.
Emma Ockerman, "Workers Held at Gunpoint in Modern-Day Slavery Operation in Georgia, Feds Allege," *Vice News*, https://www.vice.com/en/article/dypvn7/georgia-modern-day-slavery-federal-investigation.
U.S. DOJ, "Multi-Count Federal Indictment Returned for Labor Trafficking Violations," https://www.justice.gov/usao-sc/pr/multi-count-federal-indictment-returned-labor-trafficking-violations
U.S. DOJ, "Florida Woman Pleads Guilty to Racketeering Conspiracy Involving the Forced Labor of Mexican Agricultural H-2A Workers," https://www.justice.gov/opa/pr/florida-woman-pleads-guilty-racketeering-conspiracy-involving-forced-labor-Mexican

RESOLVED CLAUSE SEEKS CONCRETE EVIDENCE NECESSARY TO EVALUATE THE EFFECTIVENESS OF KROGER’S CURRENT SYSTEMS FOR MANAGING THESE MATERIAL RISKS Proposal Submitted by Domini Impact Equity Fund RESOLVED: Shareholders request the Board issue a report, at reasonable cost and omitting proprietary information, addressing the extend to which, during the Pandamic, Kroger’s Statement on Human Rights (“Statement”) has effectively protected farmworkers in its North American supply chain from human rights violations, including forced labor, sexual assault, heat exhaustion, and COVID-19. This report should detail any mechanisms similar to the Fair Food program, including: Whether Kroger has required its North American produce suppliers (“Suppliers”) to implement COVID-19 worker safety and heat stress prevention protocols (“Safety Protocols”), and, If so, the content of those Safety Protocols; The number of times Kroger suspended a supplier for violating the statement or Safety Protocols, and the specific grounds for each such suspension; A list of the total number of Supplier locations purchased from, how often Kroger social compliance audit were conducted on-site at each such location, and the number of farmworkers personally interviewed there by the auditor; Whether Kroger ensured its Suppliers’ farmworkers had access to a third-party grievance mechanism, with the authority to order a remedy, for reporting Statement or Safety Protocol violations, and, if so, the required procedures, number of such grievances filed, and outcomes of all such grievances.”

KROGER’S EXISTING DISCLOSURES ARE INADEQUATE TO EVALUATE THE EFFECTIVENESS OF ITS CURRENT MECHANISMS FOR MANAGING THESE HUMAN RIGHTS RISKS No Evidence that farmworkers in Kroger’s supply chain ensured COVID-19 or heat stress protections No Evidence of what proportion of suppliers with “zero tolerance” violations are suspended No Evidence of what proportion of farms undergo in-person audits No Evidence of how many workers are interviewed during audits or have accessed a grievance mechanism for human rights violations

No Evidence That Farmworkers Ensured COVID-19 or Heat Stress Protections Kroger’s statement of opposition to the proposal (“Opposition”) refers to its Human Rights Policy, Human Rights Progress Update, Responsible Sourcing Framework, and Vendor Code of Conduct However, none of those documents mentions COVID-19 or heat stress, both of which were a focus of the resolved clause Investors need to know: Has Kroger required its North American produce suppliers to implement COVID-19 worker safety and heat stress prevention protocols, or not? Human Rights Policy: https://www.thekrogerco.com/wp-content/uploads/2022/02/Kroger-Human-Rights-Policy-Feb-2022.pdf Human Rights Progress Update: https://www.thekrogerco.com/wp-content/uploads/2022/02/Kroger-Human-Rights-Progress-Update-Policy-Feb-2022.pdf Responsible Sourcing Framework: https://www.thekrogerco.com/wp-content/uploads/2018/07/The-Kroger-Co._Responsible-Sourcing-Framework_2018-July-1.pdf Vendor Code of Conduct: https://www.thekrogerco.com/wp-content/uploads/2017/09/code-of-conduct.pdf

No Evidence of Supplier Suspensions for CAUSE FOR CONCERN: Kroger’s 2021 ESG Report stated that 15% of “Zero Tolerance” Violations “Social Compliance Audits” found “Zero Tolerance” Violations, but did not disclose: What those “Zero Tolerance” Violations Kroger’s existing statements on supplier suspensions for human rights violations were are inconsistent, making accountability measures unclear Whether (and if so how many) “Zero Tolerance” Violations actually resulted in Kroger’s Opposition: “If we find evidence that any supplier is not following suspension of a business relationship our requirements or implementing agreed-upon corrective actions to resolve INVESTORS NOTE, HOWEVER issues, we stop doing business with them.” Neither Kroger’s 2022 Human Rights Policy nor Opposition use the phrase “Zero Kroger’s Statement on Human Rights: “Failure to complete a [corrective Tolerance” action] or operate in good standing may result in termination of the supply contract.” Investors need to know: How many “zero-tolerance violations” in the high risk North American agricultural industry have resulted in supplier suspensions, and what were the violations? Does Kroger have a true “zero tolerance” policy in practice? 2021 ESG Report: https://www.thekrogerco.com/wp-content/uploads/2021/07/Kroger-2021-ESG-Report.pdf

No Evidence of On-Farm Audits—Especially in United States Kroger’s Opposition states that it “expects all suppliers…to comply with our Responsible Sourcing Framework” However, Kroger’s “Social Responsibility FAQs” (updated April 2020) specify that social compliance audits are required for “foreign-sourced produce,” and its Social Compliance Program Requirements (Updated August 2020) note that “US-based facilities” are only audited in “some instances” Furthermore, the Social Compliance Program Requirements state that even when a supplier is “in-scope,” the audit is “conducted at the site…where the last assembly, packing, labeling or processing step is performed,” potentially leaving out farms entirely Investors need to know: How often (if at all) are social compliance audits performed on farms that supply Kroger, including in the United States? Social Responsibility Frequently Asked Questions: https://www.thekrogerco.com/wp-content/uploads/2018/12/Social-Compliance-FAQ-December-2018.pdf Social Compliance Program Requirements: https://www.thekrogerco.com/wp-content/uploads/2018/07/The-Kroger-Co._Social-Compliance-Program_2018-July-1.pdf

No Evidence of Worker Complaints Via Audits or Grievance Mechanism

- The Resolved Clause seeks concrete evidence about any farmworker interviews conducted during Kroger's social compliance audits, and any third-party grievance mechanism accessible to farmworkers in Kroger's supply chain

- This information is critically important in light of a growing consensus among academic and government experts, which was summarized in a **2021 CBP publication:**

> "There is ample evidence-based research that demonstrates social audits, as they are currently administered, are ineffective in identifying and reducing forced labor. Instead, more investment should be made in worker-driven solutions like the Fair Food Program"
>
> *- United States Customs and Border Protection FAQ (August 2021)*

CAUSE FOR CONCERN:

Kroger's Opposition addresses neither of these requests, and Kroger's 2022 Human Rights Policy refers to Kroger's own "Help Line" for its "employees and business partners"—with no indication how farmworkers would know it exists, whether and to what extent farmworkers have ever accessed it, or details about any other grievance mechanism that may be available to them

Investors need to know: What third-party grievance mechanism(s) can farmworkers ***access*** to address human rights violations in Kroger's supply chain, and ***how have they been implemented***?

U.S. Customs and Border Protection, "Virtual Trade Week: Forced Labor Frequently Asked Questions," https://www.cbp.gov/sites/default/files/assets/documents/2021-Aug/CBP%202021%20VTW%20FAQs%20%28Forced%20Labor%29.pdf

Kroger’s Opposition says Kroger will publish an “HRDD framework in 2022,” but it will include “a three-year implementation roadmap” Kroger’s Opposition says Kroger will publish an “updated Code of Conduct in 2022,” but does not state when or whether it will address social compliance audits or third-party grievance mechanisms Kroger’s Opposition says Kroger will begin a “human rights impact assessment” in California agriculture “this year” The current human rights crisis in North American agriculture is well-established, and while a risk-based approach is appropriate, the risks are known, so now is the time to act, not analyze slowly Kroger’s Opposition does not say whether Kroger will disclose the type of concrete evidence requested by the Resolved Clause, which is needed today for investors to assess the management of forced labor and other human rights risks in Kroger’s supply chain KROGER’S RECENT ENGAGEMENT ON HUMAN RIGHTS DUE DILIGENCE IS WELCOME, BUT: (1) KROGER HAS EXISTING SYSTEMS THAT IT CLAIMS ARE ADDRESSING HUMAN RIGHTS RISKS RIGHT NOW (2) EVIDENCE OF WHETHER THOSE SYSTEMS ARE EFFECTIVE IS LACKING (3) YEARS MAY PASS BEFORE NEW SYSTEMS ARE IN PLACE

UNLIKE PEERS **WALMART, AHOLD USA, WHOLE FOODS, FRESH MARKET, AND TRADER JOE'S, KROGER HAS NOT JOINED THE FAIR FOOD PROGRAM, THE RECOGNIZED "GOLD STANDARD" FOR PROTECTING FARMWORKERS' HUMAN RIGHTS**

PARTICIPATING **BUYERS**

Ahold 2015	aramark 2010	Bon Appétit 2009	Burger King 2008	Chipotle 2012
Compass 2009	The Fresh Market 2015	McDonald's 2007	sodexo 2010	Subway 2008
Trader Joe's 2012	Walmart 2014	Whole Foods 2008	Yum! 2005	

In 2011, the Coalition of Immokalee Workers created the "gold standard" for protecting farmworkers' human rights in food retailer supply chains: the Presidential Medal-winning Fair Food Program (FFP).

The FFP is recognized by government authorities, ranging from the White House to the United Nations to US federal law enforcement agencies, as unmatched in its ability to address and prevent risks of modern slavery, sexual assault, and other serious human rights abuses.

The FFP requires—and enforces—mandatory COVID-19 safety protocols on all FFP participating farms, as well as protections against heat stress and other health and safety risks.

Investors have signaled strong support for the program, most recently with 95% support of a proposal at Wendy's, similar to this proposal, filed at Kroger by Domini.

The FFP's multiple avenues for worker voice--including an unparalleled complaint investigation and resolution process guarded against retaliation and mandatory market consequences for zero tolerance violations--have achieved unprecedented advances for farmworkers under the Program's protections, as verified by the Program's transparent, data-intensive annual reports.

ICCR, "Shareholders Calling for Human Rights Protections for Essential Food Chain Workers Prevail at Wendy's Annual Meeting," https://www.iccr.org/shareholders-calling-human-rights-protections-essential-food-chain-workers-prevail-wendys-annual
Information on the Fair Food Program is available at https://fairfoodprogram.org/

KROGER HAS COMMITTED TO FOLLOW THE UNITED NATIONS GUIDING PRINCIPLES (UNGPs)—BUT **ISN'T PARTICIPATING IN ONE OF THE MOST EFFECTIVE IMPLEMENTATION PROGRAMS**

Kroger's Opposition Says Kroger will "align with the United Nations Guiding Principles (UNGPs) on Business and Human Rights." UN Experts have recognized the Fair Food Program as an effective implementation practice:

"Worker-driven social responsibility initiatives, such as the Coalition of Immokalee Workers' Fair Food Program, demonstrate the benefits of developing site-level grievance mechanisms…by giving workers a leading role in shaping and monitoring these mechanisms"

U.N. WORKING GROUP ON BUSINESS AND HUMAN RIGHTS, IN 2021 REPORT CELEBRATING 10-YEAR ANNIVERSARY OF UNGPS

FFP is "a ground-breaking accountability arrangement" that, "through market incentives for growers and retailers, monitoring policies and, crucially, a robust and accessible mechanism to resolve complaints and provide remedy" delivers "respect for human rights"

ALEXANDRA GUAQUETA, CHAIR, UN WORKING GROUP ON BUSINESS AND HUMAN RIGHTS

FFP "must be considered as an international benchmark" for addressing forced labor in corporate supply chains

MARIA GRAZIA GIAMMARINARO, UN SPECIAL RAPPORTEUR IN TRAFFICKING IN PERSONS

United Nations Working Group on Business and Human Rights, "Guiding Principles On Business And Human Rights At 10: Taking stock of the first decade," https://www.ohchr.org/Documents/Issues/Business/UNGPs10/Stocktaking-reader-friendly.pdf
Business Wire, "Coalition of Immokalee Workers Announces Walmart to Join Groundbreaking Fair Food Program," https://www.businesswire.com/news/home/20140116006518/en/Coalition-Immokalee-Workers-Announces-Walmart-Join-Groundbreaking
Special Rapporteur on Trafficking in Persons Maria Grazia Giammarinaro, "End of visit statement, United States of America (6-16 December 2016)," https://www.ohchr.org/EN/NewsEvents/Pages/DisplayNews.aspx?NewsID=21049&LangID=E

Contrary to Kroger’s Opposition: (1) The Fair Food Program is not limited to the “Immokalee region of Florida” (2) The Fair Food Program does not negotiate produce prices KROGER’S STATED REASONS FOR NOT JOINING THE FAIR FOOD PROGRAM RELY ON TWO INACCURACIES

Kroger’s Opposition acknowledges that the FFP represents “best practices for respecting human rights among vulnerable workers in our agricultural supply chains,” but says joining the Program is not necessary because the amount of produce sourced by Kroger from the “Immokalee region of Florida” is “small” The FFP is present on farms in 8 states, not just in the “Immokalee region of Florida,” and constitutes a high density of tomato production FACT in the Southeast region where forced labor has been repeatedly uncovered over the past year on non-FFP farms Fair Food Program Partners, https://fairfoodprogram.org/partners/

Kroger’s Opposition: “Kroger’s policies reflect our belief that our responsibility to our customers and shareholders is to negotiate pricing directly with our suppliers, and not with third-party organizations like the Fair Food Program.” “It’s the right thing to do, and the impact on The FFP does not negotiate over produce pricing; Kroger would still negotiate its pricing cost is nominal” directly with its suppliers if Kroger joined the FFP. FFP participation requires a small WHOLE FOODS MARKET FACT premium be passed on to farmworkers when SENIOR GLOBAL PRODUCE purchasing from FFP farms, combatting MANAGER generations of extreme farmworker poverty. Coalition of Immokalee Workers, “CNN on FFP, Part II: ‘Have you ever wondered how your tomatoes get to the grocery store?,’” https://ciw-online.org/blog/2017/06/cnn-ffp-part-ii

CONCLUSION Kroger’s recent statements on human rights represent a welcome recognition of the importance to Kroger of respecting the marginalized workers in its supply chain However, these statements have not provided shareholders the concrete evidence shareholders need to evaluate the extent to which Kroger’s actions are effectively mitigating major human rights risks that exist in North American agriculture today Kroger’s continued absence from the recognized “gold standard” program for preventing human rights abuses in agriculture, the Fair Food Program, rests on inaccuracies and appears inconsistent with the company’s own recent statements regarding human rights—so investors also need the additional disclosures sought by the Resolved Clause to properly evaluate Kroger’s failure to join. Shareholders are urged to vote FOR a report on the protection of farmworkers in Kroger’s North American supply chain; Item 6 on June 23rd. For questions regarding this proposal, please contact Mary Beth Gallagher, Director of Engagement, Domini Impact Investments LLC, mgallagher@domini.com. Please DO NOT send us your proxy card; Domini Impact Investments LLC is not able to vote your proxies, nor does this communication contemplate such an event. Domini Impact Investments urges shareholders to vote for Item 6 following the instruction provided on the management’s proxy mailing.